U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Brockriede                        John                              A.
--------------------------------------------------------------------------------
   (Last)                          (First)                        (Middle)

  2 Van Court Avenue
--------------------------------------------------------------------------------
                                    (Street)

  Long Branch                           NJ                   07740
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)


________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                                    07/23/2002
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                        Monmouth Community Bancorp (MMTH)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)



________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

                                   07/25/2002
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         5,512                      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         23,100                     D                     Held Jointly with Spouse  (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         315                        I                     By Custodian for Spouse (2)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         606                        I                     By Spouse as Trustee (3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         826                        I                     By Spouse as Trustee (3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         606                        I                     By Spouse as Trustee (3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         606                        I                     By Spouse as Trustee (3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         330                        I                     By Spouse as Trustee (3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         330                        I                     By Spouse as Trustee (3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         21,923                     I                     By LLC (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         1,046                      I                     SEP (6)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value         8,263                      I                     IRA  (7)
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                                    Amount      sion or        Direct      6. Nature of
                         ----------------------                                 or          Exercise       (D) or         Indirect
                         Date       Expira-                                     Number      Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                        of          Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                       Shares      Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock      1/31/01    1/31/11   Common Stock, $0.01 par value     2,100*     $10.48*         D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      1/31/02    1/31/11   Common Stock, $0.01 par value     1,050*     $10.48*         D
Options
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/03    2/28/12   Common Stock, $0.01 par value     750        $15.00          D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/04    2/28/12   Common Stock, $0.01 par value     750        $15.00          D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/05    2/28/12   Common Stock, $0.01 par value     750        $15.00          D
Options
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock      2/28/06    2/28/12   Common Stock, $0.01 par value     750        $15.00          D
Options
====================================================================================================================================

Explanation of Responses:


  * As adjusted to account for the 5% stock distribution made to the shareholders of Monmouth Community Bancorp on December 31, 2001.

     See Exhibit A attached hereto as to footnotes (1)-(7).

      /s/ John A. Brockriede                                 November 25,2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Name and Address of Reporting Person:          John A. Brockriede
-------------------------------------          2 Van Court Avenue
                                               Long Branch, New Jersey 07740

Date of Event Requiring Statement:             July 23, 2002
---------------------------------

Name of Issuer and Symbol:                     Monmouth Community Bancorp (MMTH)
-------------------------



                              FORM 3/A - EXHIBIT A
                              --------------------

                            EXPLANATION OF RESPONSES
                            ------------------------

(1)  Shares are held jointly with the reporting person's spouse.

(2) Shares are held in an Individual Retirement Account by PaineWebber for the benefit of the reporting person's spouse.

(3) The reporting person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(4) Shares are held in trust for the benefit of a family member of the reporting person. The reporting person's spouse is trustee of the trust.

(5) Shares are held by CJM Management, L.L.C., of which the reporting person is an Administrative Member. The reporting person disclaims beneficial ownership of these securities except to the extent of his ownership interest in CJM Management, L.L.C.

(6) Shares are registered in the name of PaineWebber as custodian for the SEP of the reporting person.

(7) Shares are held in an Individual Retirement Account by PaineWebber as custodian for the benefit of the reporting person.